 Exhibit 99.1

Silver Elephant Starts 2,000-Meter Drilling Program at the Pulacayo Silver Project in Bolivia

Vancouver, British Columbia, June 21, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has started a 2,000 meter drilling program at its Pulacayo silver-lead-zinc project (“Pulacayo”) in the Potosi department of Bolivia.

The Gibellini project encompasses the Gibellini, Louie Hill, and Bisoni McKay properties which the Company acquired in 2017 and 2020.

Based on the favorable results of an ongoing 108-km-line Induced Polarization (“IP”) geophysical survey, the Company has planned a minimum of 10 drillholes to test a large linear anomaly measuring 1,400 meters in length, and up to 250 meters wide. The IP anomaly has never been drilled and is situated parallel to the main 3 km east-west trending Tajo vein system (TVS), which is just 300 meters to the south. Initial drill targets included El Abra, Veta Quatro, and Pacamayo—all of which exhibit high chargeability that starts shallow and runs vertically to at least 600 meters (IP detection limit) at depth.

The goal is to expand Pulacayo’s silver resource base, which currently stands at 106.7 million oz of indicated silver and 13.1 million oz of inferred silver according to an independent technical report by Mercator Geological Partners, effective October 13, 2020 and available on sedar.com. (Details provided in Company’s news release dated October 13, 2020.)

Visit www.silverelef.com for plain and cross-sectioned IP maps.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration. Mr. Oosterman is not independent of the Company in that he is employed by it. Mr. Oosterman is a qualified person as defined by the guidelines in NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospectus; future corporate events; the completion and timing of mineral resource estimates and the PEA; future growth potential for the Company and Nevada Vanadium; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s stage of development; the impact of COVID-19 on the timing of exploration and development work; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of vanadium, nickel, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended. These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. Forward-looking statements contained herein are made as of the date of this news release and the Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.